UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 3, 2014

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐             No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes    ☐             No  ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-198566) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated October 22, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: November 3, 2014	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

NEWS RELEASE

Enbridge Inc. Declares Quarterly Dividends

CALGARY, Alberta, October 22, 2014 – The Board of Directors for Enbridge Inc. (TSX, NYSE: ENB) has declared a quarterly dividend of $0.35 per common share, payable on December 1, 2014 to shareholders of record on November 14, 2014. The amount of the dividend is consistent with the September 1, 2014 dividend.

The Board also declared the following quarterly dividends for Enbridge Inc. Preferred Shares. All dividends are payable on December 1, 2014 to shareholders of record on November 14, 2014:

Preferred Shares, Series A	$0.34375
Preferred Shares, Series B	$0.25
Preferred Shares, Series D	$0.25
Preferred Shares, Series F	$0.25
Preferred Shares, Series H	$0.25
Preferred Shares, Series J	US$0.25
Preferred Shares, Series L	US$0.25
Preferred Shares, Series N	$0.25
Preferred Shares, Series P	$0.25
Preferred Shares, Series R	$0.25
Preferred Shares, Series 1	US$0.25
Preferred Shares, Series 3	$0.25
Preferred Shares, Series 5	US$0.275
Preferred Shares, Series 7	$0.275
Preferred Shares, Series 9	$0.275
Preferred Shares, Series 11	$0.275
Preferred Shares, Series 13[1]	$0.4129
Preferred Shares, Series 15[2]	$0.2079

1 The first dividend declared for Preferred Shares, Series 13 includes accrued dividends from July 17, 2014, the date the shares were issued. The regular quarterly dividend of $0.275 per share will take effect on March 1, 2015.

2 The first dividend declared for Preferred Shares, Series 15 includes accrued dividends from September 23, 2014, the date the shares were issued. The regular quarterly dividend of $0.275 per share will take effect on March 1, 2015.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2014. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investment Community	Media

Adam McKnight	Graham White
(403) 266-7922	(403) 508-6563/(888) 992-0997
Email: adam.mcknight@enbridge.com	Email: graham.white@enbridge.com